                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           --------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                   Under the Securities Exchange Act of 1934


                           MILLER EXPLORATION COMPANY
________________________________________________________________________________
                               (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   600533 10 0
        _______________________________________________________________
                                (CUSIP Number)

                                   Mark Early
                              Vinson & Elkins LLP
                           3700 Trammell Crow Center
                                2001 Ross Avenue
                            Dallas, Texas 75201-2875
                                 (214) 220-7700
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 7, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

                         (Continued on following pages)

CUSIP NO. 600533 10 0                  13D                          Page 2

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mr. Robert M. Boeve
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF, PF, OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            363,424
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             2,300,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             363,424
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          2,300,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,663,424
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      11.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.  600533 10 0
         -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Jordan Exploration Company, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Michigan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,300,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,300,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,300,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    10.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    00
------------------------------------------------------------------------------

Item 1.           Security and Issues

         The class of equity security to which this Schedule 13D relates is the Common Stock, $.01 par value, of Miller Exploration Company (the "Company"). The address of the Company's principal place of business is 3104 Logan Valley Road, Traverse City, Michigan 49684.

Item 2.           Identity and Background

         This Schedule 13D is being filed by Mr. Robert M. Boeve, a United States citizen, and Jordan Exploration Company, L.L.C. ("Jordan"), a Michigan limited liability company (each a "Reporting Person" and collectively, the "Reporting Persons"). Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

         Mr. Boeve is a director of the Company and the managing member of, and owner of a controlling interest in, Jordan. Mr. Boeve's business address is 3104 Logan Valley Road, Traverse City, Michigan 49684.

         Jordan conducts business in the oil and gas industry including exploration and development in Texas, Oklahoma, Wyoming, North Dakota and Michigan. Jordan's address is 1503 Garfield Road North, Traverse City, Michigan 49686.

         Neither Reporting Person, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities' laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         Pursuant to a letter agreement dated July 27, 2000, by and among Guardian Energy Management Corp., a Michigan corporation ("GEMCO"), Jordan and ECCO Investments, L.L.C., a Michigan limited liability company ("ECCO"), GEMCO transferred (the "Transfer") warrants to purchase 2,612,500 and 949,999 shares of Common Stock, respectively, to Jordan and ECCO. At the time Mr. Boeve owned 25% of the equity interests and served as the manager of ECCO. GEMCO made the Transfer in consideration of professional services rendered in connection with the transactions contemplated by that certain Securities Purchase Agreement, dated July 11, 2000 (the "Securities Purchase Agreement"), by and between the Company and GEMCO. The Transfer became effective on December 7, 2000 upon the approval by the Company's stockholders of the transactions contemplated by the Securities Purchase Agreement. Previously, Mr. Boeve had purchased 2,000 shares of Common Stock in the open market and ECCO had purchase 370,370 shares of Common Stock in a privately negotiated transaction with the Company.

         Mr. Boeve was appointed to serve on the board of directors of the Company in July 2000. On February 15, 2001 and February 15, 2002, Mr. Boeve received 14,494 and 42,647 shares of

Common Stock, respectively, pursuant to the Company's Equity Compensation Plan for Non-Employee Directors.

         On December 7, 2001, warrants exercisable for a total of 426,136 shares of Common Stock which were acquired pursuant to the Transfer by Jordan and ECCO, respectively, expired. In addition, effective July 1, 2002, Mr. Boeve terminated his relationship with ECCO and received a distribution from ECCO of 92,592 shares of Common Stock and warrants to purchase 209,091 shares of Common Stock.

Item 4.           Purpose of Transaction

         The purpose of the transactions described in Item 3 was to acquire an interest in the Company.

         (a)      None.

         (b)      None.

         (c)      None.

         (d)      None.

         (e)      None.

         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

Item 5.           Interest in Securities of Issuer

         (a)

         (1) Mr. Boeve may be deemed to beneficially own in the aggregate (i) 2,663,424 shares of Common Stock, representing approximately 11.9% of the outstanding shares held by Mr. Boeve, (ii) 2,600 shares of Common Stock issuable upon the exercise of vested options held by Mr. Boeve, and (iii) 2,300,000 shares of Common Stock issuable upon the exercise of certain warrants held by Jordan.

         (2) Jordan may be deemed to beneficially own in the aggregate 2,300,000 shares of Common Stock, representing approximately 10.4% of the outstanding shares of Common Stock. The 2,300,000 shares consist entirely of shares issuable upon exercise of certain warrants held by Jordan.

         (b)

         (1) Mr. Boeve has sole voting and dispositive power over 363,424 shares, and shared voting and dispositive power over 2,300,000 shares. Of the 363,424 shares over which Mr. Boeve has sole voting and dispositive power, all are held of record by Mr. Boeve. Of the 2,300,000 shares over which Mr. Boeve has shared voting and dispositive power, such power is shared actively with Jordan.

         (2) Jordan has sole voting and dispositive power over no shares, and shared voting and dispositive power over 2,300,000 shares, all of which are held of record by Jordan. Jordan shares the voting and dispositive power over such shares with Mr. Boeve.

         (c)      See Item 3.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to an agreement (the "Stockholders Agreement") dated June 28, 2002, by and among Veritas DGC Land, Inc. ("Veritas"), C.E. Miller, Kelly E. Miller, Mr. Boeve and Guardian Energy Management Corp. (each, a "Major Stockholder"), each Major Stockholder granted Veritas the right to participate pro rata in certain privately negotiated sales of the Company's securities held by such Major Stockholder. See Exhibit 10.3 filed herewith.

Item 7.           Items to be Filed as Exhibits

         10.1 Securities Purchase Agreement, dated July 11, 2002, by and between GEMCO and the Company (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on July 25,
                  2000).

         10.2 Form of Side Letter, dated July 27, 2000, by and among GEMCO, ECCO and Jordan (incorporated by reference to Exhibit 6 to Schedule 13D of GEMCO filed on or about December 15, 2000).

         10.3 Form of Stockholders Agreement, dated July 28, 2002, by and among Veritas, Kelly E. Miller, C. E. Miller, Mr. Boeve and GEMCO (incorporated by reference to Exhibit 10.2 to the Schedule 13D/A of C.E. Miller filed on or about July 3, 2002).

         99.1* Joint Filing Agreement, dated July 8, 2002, by and between Mr. Boeve and Jordan.

------------------
         * Filed herewith

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          July 8, 2002               By:     /s/Robert M. Boeve
---------------------------------       ----------------------------------------
           Date                            Name:  Robert M. Boeve




                                     JORDAN EXPLORATION COMPANY, L.L.C.



                                      By:     /s/ Robert M. Boeve
                                          --------------------------------------
                                            Name: Robert M. Boeve
                                            Title:  President

                                  EXHIBIT INDEX

10.1 Securities Purchase Agreement, dated July 11, 2002, by and between GEMCO and the Company (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Company filed on July 25, 2000).

10.2 Form of Side Letter, dated July 27, 2000, by and among GEMCO, ECCO and Jordan (incorporated by reference to Exhibit 6 to Schedule 13D of GEMCO filed on or about December 15, 2000).

10.3 Form of Stockholders Agreement, dated July 28, 2002, by and among Veritas, Kelly E. Miller, C. E. Miller, Mr. Boeve and GEMCO (incorporated by reference to Exhibit 10.2 to the Schedule 13D/A of C.E. Miller filed on or about July 3, 2002).

99.1* Joint Filing Agreement, dated July 8, 2002, by and between Mr. Boeve and Jordan.
------------------
* Filed herewith

                                   SCHEDULE 1

               CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE
                   OFFICERS AND CONTROLLING PERSONS OF JORDAN

    Name and Position                   Business Address                     Present Occupation
    -----------------                   ----------------                     ------------------
Robert M. Boeve                   1503 Garfield Road North              Executive Officer,
                                  Traverse City, Michigan 49686         Controlling Person

Wayne Sterenberg                  1503 Garfield Road North              Chief Financial Officer,
                                  Traverse City, Michigan 49686         Member